Exhibit 99.1

Qunar to Hold Annual General Meeting on February 12, 2015

BEIJING, Jan. 12, 2015 — Qunar Cayman Islands Limited (Nasdaq: QUNR) (“Qunar” or the “Company”), China’s leading search-based travel commerce platform, today announced that it will hold an annual general meeting of shareholders (“AGM”) at its headquarters on the 17th Floor of Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, People’s Republic of China, at 2:00 p.m. on February 12, 2015 (Beijing Time).

Holders of record of ordinary shares of the Company at the close of business on January 12, 2015 are entitled to notice of, and to vote at, the AGM or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for their underlying ordinary shares must act through the depository of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting of shareholders is available from the “Annual General Meeting” section of the Company’s website at http://ir.qunar.com. The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2013, with the U.S. Securities and Exchange Commission. Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from its website at http://ir.qunar.com as well as the SEC’s website at http://www.sec.gov, or by writing to Jenna Qian, Investor Relations, Qunar Cayman Islands Limited, 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, 100080, The People’s Republic of China, or by sending an email to ir@qunar.com.

About Qunar

Qunar Cayman Islands Limited is the leading search-based commerce platform for the travel industry in China. Qunar’s goal is to empower Chinese travelers to define their travel experience. Founded in May 2005 and headquartered in Beijing, Qunar is committed to providing travelers with a one-stop travel information source on both PC and mobile devices. The Company enables travelers to find the best-value deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user-friendly display through its proprietary technology. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010. Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please contact:

China

Jenna Qian

Qunar

Tel: +86-10-5760-3609

ir@qunar.com / press@qunar.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: qunar@brunswickgroup.com

U.S.

Rachel Hunter

Brunswick Group

Tel: +1-212-333-3810

Email: qunar@brunswickgroup.com